EXHIBIT 99.1

North American Construction Group Closes Acquisition of Heavy Construction Fleet

ACHESON, Alberta, Nov. 23, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced the closing of its purchase of the heavy construction fleet and related equipment and infrastructure of Aecon Group Inc. for the purchase price of $199.1 million, subject to customary closing adjustments.  The closing is consistent with the previous announcement issued on October 3, 2018 and is effective November 23, 2018.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is a premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

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